UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                       REPORT FOR PERIOD
CSW International, Inc.                                   April 1, 2001 to
CSW Energy, Inc.                                          June 30, 2001
Dallas, Texas  75202



File No.  070-8423                                     PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2)

Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person. See Exhibit B.

(3)       A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date.
           See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.



                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 21st day of August, 2001.

                                               CSW International, Inc.

                                                /s/   Armando Pena
                                                      Armando Pena
                                                      Treasurer

                             CSW International, Inc.
                         Investments in Project Parents
                       For the Quarter Ended June 30, 2001
                                   (thousands)


                                      Project                   Wholly Owned
        Facility                       Parent                  Subsidiary Of         Description                     Investment
----------------------------     -------------------------  -------------------  --------------------------------  ----------------


Energia Internacional
 de CSW de S.A. de C.V.           CSW International, Inc.    Central and South     Amortization of Development Costs     $ (35)
                                                              West Corp.

Empresa de Electricidade Vale
 de Paranapanema S.A              CSW Vale, LLC              CSW International,   Amortization of Development Costs        (75)
                                                              Inc. (Cayman)

South Coast Power LTD             CSW International, Inc.    Central and South    Investment / Development Costs         1,369
                                                              West Corp.



                             CSW Energy, Inc./CSW International, Inc.
                                    Non-recourse Indebtedness
                                          June 30, 2001
                                           (thousands)


                          Initial                                    Inflation
        Type                Term          Rate        Maturity      Adjustment          Amount
----------------------   -----------   ------------  ------------  --------------   ---------------

Eurobond                   10 years         8.500%          2005       None        (pounds)    100,000
Eurobond                   10 years         8.875%          2006       None        (pounds)    100,000
Yankee Bond                 5 years         7.980%          2001       None        (pounds)    129,116
Yankee Bond                10 years         8.750%          2006       None        (pounds)    129,116
Fixed Rate Loan             7 years         8.250%          2003       None        (pounds)    400,000
Loan Notes                  7 years         4.260%          2002       None        (pounds)     10,958
Revolver                    5 years         5.810%          2001       None        (pounds)    111,200
Senior Notes                5 years         6.875%          2001       None         $          200,000

                                                                       Exhibit C

                             CSW International, Inc.
                           Consolidated Balance Sheet
                                 June 30, 2001
                                   (Unaudited)
                                    ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                         $ 1,557,409
       General plant                                                           329,520
                                                                       ----------------
             Total Electric Plant                                            1,886,929
       Less - Accumulated depreciation                                        (672,919)
                                                                       ----------------
             Total Fixed Assets                                              1,214,010

Current Assets
       Cash and cash equivalents                                                94,494
       Short-term investments                                                   14,194
       Accounts receivable                                                      88,275
       Notes receivable                                                         63,339
       Inventories                                                              16,635
       Other current assets                                                     86,529
                                                                       ----------------
             Total Current Assets                                              363,466

Other Assets
       Goodwill                                                              1,114,704
       Prepaid benefit costs                                                    46,846
       Notes receivable                                                         95,245
       Equity investments and other                                            260,418
                                                                       ----------------
             Total Other Assets                                              1,517,213

             Total Assets                                                  $ 3,094,689
                                                                       ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                                $ 1
       Paid-in capital                                                         829,000
       Retained earnings                                                       409,415
       Foreign currency translation and other                                 (111,491)
                                                                       ----------------
                                                                             1,126,925

       Long-term debt                                                          692,739

Current Liabilities
       Accounts payable                                                        102,781
       Advances from affiliates                                                189,437
       Accrued interest payable                                                 33,543
       Loan notes                                                               15,509
       Accrued taxes payable                                                   101,745
       Customer prepayments                                                     34,927
       Current portion of long term debt                                       354,136
       Other                                                                   140,843
                                                                       ----------------
                                                                               972,921
Deferred Credits
       Deferred tax liability                                                  280,342
       Other                                                                    21,762
                                                                       ----------------
             Total Deferred Credits                                            302,104

                                                                       ----------------
             Total Capitalization and Liabilities                          $ 3,094,689
                                                                       ================

                                                                           Exhibit D

                             CSW International, Inc.
                               Statement of Income
                       For the Quarter Ended June 30, 2001
                                   (Unaudited)
                                    ($000's)




              Operating Revenues
                 Electric revenues                                         $ 242,139
                 Other diversified                                            65,410
                                                                       --------------
                                                                             307,549
                                                                       --------------

              Operating Expenses
                 Cost of electric sales                                      135,682
                 General and administrative                                   57,390
                 Depreciation and amortization                                23,893
                 Other diversified                                            56,263
                                                                       --------------
                                                                             273,228
                                                                       --------------
              Operating Income                                                34,321
                                                                       --------------

              Other Income and (Deductions)
                 Investment income                                            11,426
                 Interest income                                               5,491
                 Interest expense                                            (21,248)
                                                                       --------------
                                                                              (4,331)
                                                                       --------------
              Income Before Income Taxes                                      29,990
                                                                       --------------

              Provision for Income Taxes                                      13,047
                                                                       --------------

              Net Income                                                    $ 16,943
                                                                       ==============


                             CSW International, Inc.
                        Intercompany Service Transactions
                       For the Quarter Ended June 30, 2000
                                   (Unaudited)




      1. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by the parent, American Electric Power Company.

             Salaries and wages of personnel providing services to
             CSW International, Inc.                               $ 209,445

      2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company.

             Salaries and wages of personnel providing services to
             CSW International, Inc.                              $ 119,116

      3.  Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

             Turkey Bid Bond                                  $ 520,000

             South Coast Project                              4,926,900